UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

 Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

 6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated August 21, 2024 – Auna Announces 2Q24 Financial Results
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of and for the three-month and six-month periods ended June 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: August 21, 2024